Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: March 9, 2015

This filing relates to a proposed business combination

involving TelecityGroup plc and Interxion Holding N.V.

FINAL Interxion-TelecityGroup Employee FAQ

1.	What was announced today?

•	Today we announced that Interxion has reached a binding agreement to merge with TelecityGroup, creating an even stronger provider of data centre services across Europe.

•	Today’s announcement follows the 11 February, 2015 announcement of a non-binding provisional agreement between the parties.

•	The transaction is expected to close in the second half of 2015.

2.	Why are we combining with TelecityGroup? Why now?

•	We believe the transaction represents a highly compelling value proposition for Interxion and all of our stakeholders.

•	The fundamental drivers of our industry are evolving rapidly as enterprise data and digital applications migrate to the cloud.

•	By combining with TelecityGroup, we will be able to serve the needs of our multi-faceted customers seeking to address global markets.

•	In short, this combination is about building on the strengths of each company to accelerate growth and deliver even greater value to all of our stakeholders, including our employees.

3.	What does this mean for me as an employee today?

•	Until the transaction closes, we will continue to operate as an independent company and it is business as usual at Interxion.

•	Your management team remains committed to keeping you informed as we move through this process.

•	Looking ahead, each of us has an important responsibility to continue to deliver services that our customers can rely on and trust.

4.	Will my reporting structure be impacted by this announcement?

•	Until the transaction closes, we will continue to operate as an independent company and there will be no changes to your job structure or day-to-day responsibilities.

•	It is still very early in the process and any changes to reporting structure or job responsibilities will be communicated well in advance.

5.	Will there be any changes to employee compensation, benefits and plans?

•	Until the transaction closes, we will continue to operate as an independent company and your salary and benefits will remain the same.

•	Following the close of the transaction, any changes to compensation and benefit matters will be determined and communicated to you well in advance.

6.	Will there be any relocations or layoffs as a result of this transaction?

•	Until the transaction closes, we will continue to operate as an independent company and it is business as usual at Interxion.

•	Our employees play an important role in Interxion’s success, and ultimately, we believe that our combination with TelecityGroup will provide new opportunities for career growth and advancement, as part of a larger company with a wider range of offerings.

•	While the vast majority of the synergies are not-people related, as with any merger of this size, we expect there may be some overlap in job functions. While it is difficult to predict any outcomes at this time, we are committed to treating all employees with respect and dignity throughout this process.

•	It is still very early in the process and we will be sure to keep you updated as we have additional details to share.

7.	Are we going to move HQ?

•	We just announced the transaction and no decisions have been made.

•	It is still very early in the process and we will be sure to keep you updated as we have additional details to share.

8.	Who will lead the combined company?

•	David Ruberg will be appointed Chief Executive Officer of the combined group for a period of 12 months while an appropriate successor can be identified and recruited.

•	John Hughes is expected to be Chairman of the combined group, with John Baker as Deputy Chairman.

•	Eric Hageman will be appointed Chief Financial Officer.

•	The board of the combined group will comprise a balance of independent non-executive directors from both TelecityGroup and Interxion.

9.	How will this affect our customers?

•	We believe the combination of Interxion and TelecityGroup will deliver numerous benefits to our customers.

•	Together, the combined company will operate 78 data centres across 19 cities, enabling clients to securely deliver mission-critical applications and content to end customers with excellent response time performance.

•	The combined company’s state-of-the-art data centres will be located in key city centre positions, including London, Frankurt, Paris, Amsterdam, Helsinki, Istanbul, Manchester, Milan, Sofia, Stockholm and Warsaw.

10.	When is this transaction expected to close? What can I expect between now and the close of the transaction?

•	The transaction is expected to close in the second half of 2015.

•	Until the transaction closes, we will continue to operate as an independent company and it is business as usual at Interxion.

•	Looking ahead, each of us has an important responsibility to continue to deliver services that our customers can rely on and trust.

11.	Who do I contact with questions? Where can I go for more information?

•	If you have additional questions about the announcement, please ask your Managing Director or your functional VP.

12.	What do I do if a stockholder, analyst, or member of the media contacts me?

•	Consistent with company policy, please forward any inquiries from members of the media or other external parties to Marion de Venster or investors to Jim Huseby.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all.

Interxion does not assume any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.